UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 0-15641

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:         March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
Part I -- Registrant Information

Full Name of Registrant:	California First National Bancorp
Former Name if Applicable:	N/A
Address of Principal Executive Office	18201 Von Karman Avenue, Suite 800
(Street and Number):

City, State and Zip Code:	Irvine, CA 92612

Part II -- Rules 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III -- Narrative
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Company will not be filing its Form 10-Q on a timely basis. Management and the Audit Committee of the Board of Directors have determined to amend and restate the financial statements for the fiscal years ended June 30, 2005, 2004 and 2003 contained in Company's Form 10-K for the fiscal year ended June 30, 2005 and the interim financial statements contained in its Form 10-Qs for the quarters ended September 30, 2005 and 2004, December 31, 2005 and 2004, and March 31, 2005 to conform with Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("SFAS No. 95"). The restatement concerns the classification and presentation of cash flows related to transactions in process and residual realization, and whether such cash flows were appropriately classified as either operating or investing cash activities in the Consolidated Statements of Cash Flows. Specifically, cash flows related to certain transactions in process were classified as operating cash flows rather than as investing cash flows. In addition, proceeds from sales of lease property and sales-type leases were reported as operating cash flows instead of as investing cash flows. Finally, certain cash flows related to investment in leases and payments received on leases were shown on a net basis in the Consolidated Statement of Cash Flows instead of being presented separately and on a gross basis. The change in presentation to conform to SFAS No. 95 has no effect on previously reported total cash and cash equivalents, total cash flows, the consolidated statement of earnings, balance sheets, or stockholder's equity for any period.

     In addition to the foregoing, management and the Audit Committee are reviewing the Company's accounting for lease extensions booked as sales-type leases. The Company is still in the preliminary stages of its review and has not yet determined that any change to the Company's methodology or reported results is required, or the amount of any adjustments, if any. Any changes would relate to the timing of income within the term of the lease extensions that generally are for twelve-month terms. The Company intends to complete the analysis of the accounting for sales-type leases as soon as possible, and if the determination is made that any adjustments are appropriate, any such adjustments related to sales-type leases will be reflected in the amendments to the periodic reports noted above or the Company's quarterly report on Form 10-Q for the three months ended March 31, 2006.

Part IV -- Other Information
     (1) Name and telephone number of person to contact in regard to this notification

S. Leslie Jewett	(949)	255-0500
(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes           ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes           ☐ No
     If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     California First National Bancorp expects net earnings for the third quarter ended March 31, 2006 to be approximately $2.3 million, a 20% increase from net earnings reported for the third quarter of fiscal 2005. Diluted earnings per share for the third quarter are estimated to be approximately $.20 per share. For the nine months ended March 31, 2006, net earnings are estimated to have increased approximately 28% to $7.1 million. Diluted earnings per share are estimated to be $.63 per share for the first nine months of fiscal 2006, up approximately 27%.
      This Notification of Late Filing contains forward-looking statements, which involve management assumptions, risks and uncertainties. The statements in this Notification of Late Filing that are not strictly historical in nature constitute “forward-looking statements.”  Such statements include, but are not limited to expectations regarding the Company’s expected net earnings and net earnings per share for the three and nine month periods ended March 31, 2006, and the expected materiality of the results of the Company’s review of its method for booking and recognizing income on lease extensions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be different from the results expressed or implied by such forward-looking statements.  Such risks include the risk that the final determination of the correct method of recognizing and booking lease extensions could result in a different outcome than currently anticipated by the Company and a material change to the Company’s previously reported results.  All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update this Notification of Late Filing to reflect events or circumstances arising after the date hereof. For further discussion regarding management assumptions, risks and uncertainties, readers should refer to the Company’s 2005 Annual Report on Form 10-K and the 2006 quarterly reports on Form 10-Q.

California First National Bancorp
(Name of the Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2006	By:	/s/ S. Leslie Jewett
S. Leslie Jewett
Chief Financial Officer